CUSIP No. 876851106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Taylor Capital Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

876851106

(CUSIP Number)

Jennifer W. Steans

Financial Investments Corporation

50 East Washington Street, Suite 400

Chicago, Illinois 60602

(312) 494-4513

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876851106
1	Names of reporting persons Harrison I. Steans
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,347,255
	8	Shared voting power 500,000
	9	Sole dispositive power 1,347,255
	10	Shared dispositive power 500,000
11	Aggregate amount beneficially owned by each reporting person 1,847,255
12	Check if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 9.7%
14	Type of reporting person IN

CUSIP No. 876851106
1	Names of reporting persons Jennifer W. Steans
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 157,791
	8	Shared voting power 979,246
	9	Sole dispositive power 157,791
	10	Shared dispositive power 979,246
11	Aggregate amount beneficially owned by each reporting person 1,137,037
12	Check if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 6.0%
14	Type of reporting person IN

This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on October 2, 2008, as amended by Amendment No. 1 thereto filed on December 10, 2009 (as so amended, the “Schedule 13D”) related to the Common Stock, par value $.01 per share (the “Common Stock”), of Taylor Capital Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 9550 West Higgins Road Rosemont, Illinois 60018. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 to the Schedule 13D is hereby amended by the following:

The additional shares of Common Stock reported as beneficially owned in Item 5 since the filing of Amendment No. 1 to the Schedule 13D were obtained pursuant to an exchange of shares of Series A Preferred Stock for shares of Common Stock which occurred at a rate of exchange higher than previously contemplated on the Schedule 13D. Shares of Series A Preferred Stock beneficially owned by the Reporting Persons were, by their terms, convertible into 2.5 shares of Common Stock and, as discussed in greater detail in Items 4 and 5(c), which such information is incorporated by reference into this Item 3, on May 13, 2010, the Reporting Persons participated in an Exchange Offer (as defined below) whereby they received three shares of Common Stock in exchange for each share of Series A Preferred Stock they tendered for exchange.

The sources of funds used by Harrison I. Steans to acquire the shares of Series C Preferred Stock (as defined below) and the warrants, as described in Item 4, were borrowings from lines of credit from Bank of America, National Association, and UBS Global Asset Management Trust Co., with customary terms and conditions. The source of funds used by Jennifer W. Steans to acquire the shares of Series C Preferred Stock and the warrants, as described in Item 4, were borrowings from a line of credit from The Northern Trust Company, with customary terms and conditions.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 to the Schedule 13D is hereby amended by supplementing the following:

On April 13, 2010, the Issuer commenced an offer to exchange three shares of Common Stock for each outstanding share of Series A Preferred Stock (the “Exchange Offer”). As a condition to the right of a holder of Series A Preferred Stock to participate in the Exchange Offer, such holder had to consent to an amendment of the Issuer’s Third Amended and Restated Certificate of Incorporation (the “Charter”) whereby the definition of “Mandatory Conversion Event” would be revised to mean the earliest to occur of the following dates: (i) the Fifth Anniversary Date (as defined in the Charter) and (ii) the date upon which no more than 1,200,000 shares of Series A Preferred Stock remain outstanding (the “Amendment Proposal”). The Amendment Proposal required the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, which such consent was granted on May 13, 2010.

On May 13, 2010, the transactions contemplated by the Exchange Offer were consummated and all 2,400,000 shares of the Issuer’s Series A Preferred Stock (including the shares of Series A Preferred Stock owned by Reporting Persons) were validly tendered and not withdrawn. In the aggregate, the Issuer issued 7,200,000 shares of Common Stock in exchange for 2,400,000 tendered shares of Series A Preferred Stock. An aggregate of 754,200 shares of Common Stock in the Exchange Offer were issued to a trust in which Mr. Steans serves as a trustee and an aggregate of 227,160 shares of Common Stock in the Exchange Offer were issued to entities associated with Ms. Steans. All such shares of Series A Preferred Stock received by the Issuer in the Exchange Offer were retired upon receipt. See the Offer to Purchase dated April 13, 2010, filed by the Issuer with the Securities and Exchange Commission on Schedule TO on April 13, 2010 for additional information. The Offer to Purchase is not incorporated herein by reference and does not form a part of this Schedule 13D.

On May 21, 2010, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) to sell $37.5 million of 8% Non-Cumulative, Convertible Perpetual Preferred Stock, Series C (the “Series C Preferred Stock”), and $37.5 million in principal amount of 8% subordinated notes, together with detachable warrants to purchase shares of the Issuer’s common stock, in a private placement to several investors, including the Reporting Persons. Mr. Steans, as trustee of a trust, agreed to purchase $3,815,000 of the Series C Preferred Stock and $2,684,000 of 8% subordinated notes together with the warrants. Entities associated with Ms. Steans agreed to purchase $994,000 of the Series C Preferred Stock and $994,000 of 8% subordinated notes together with the warrants. By separate agreement (the “Investment Agreement”) Mr.

Steans also agreed to increase his investment in Series C Preferred Stock by an amount equal to the amount that an unrelated, third-party investor agreed to invest in Series C Preferred Stock, less the amount that such unrelated, third-party investor actually invested. Following entry into the Investment Agreement, the Issuer, Mr. Steans and certain entities affiliated with Ms. Steans entered into an assignment agreement (the “Assignment”), pursuant to which Mr. Steans assigned to the entities affiliated with Ms. Steans his obligation to invest additional funds in Series C Preferred Stock pursuant to the Investment Agreement. Pursuant to the Assignment, entities related to Ms. Steans were ultimately obligated to purchase an additional $2,475,000 of Series C Preferred Stock. The private placement closed on May 28, 2010.

The shares of Series C Preferred Stock have a liquidation preference of $25.00 per share, pay non-cumulative dividends quarterly in arrears at an annual rate of 8% of the liquidation preference beginning in October 2010 and have a conversion price of $12.28 per share. The Series C Preferred Stock is convertible into shares of the Issuer’s common stock at the option of the preferred stockholders at any time, and will be convertible at the option of the Issuer at any time after the earlier to occur of (1) May 28, 2015, and (2) the first date on which the volume-weighted average per share price of the Issuer’s common stock equals or has exceeded 130% of the then applicable conversion price of the Series C Preferred Stock for at least 20 trading days within any period of 30 consecutive trading days occurring after May 28, 2013.

The subordinated notes issued by the Issuer will bear interest at an annual rate of 8% and will mature on May 28, 2020, but may be prepaid at the Issuer’s option on or after May 28, 2012; provided that any prepayment of the subordinated notes by the Registrant on or after May 28, 2012, but prior to May 28, 2015, shall be subject to a prepayment premium as follows: (1) with respect to any prepayment from and after May 28, 2012, but prior to May 28, 2013, the amount of prepayment shall be 102.5% of the principal amount to be prepaid, (2) with respect to any prepayment from and after May 28, 2013, but prior to May 28, 2014, the amount of prepayment shall be 101.5% of the principal amount to be prepaid, and (3) with respect to any prepayment from and after May 28, 2014, but prior May 28, 2015, the amount of prepayment shall be 100.5% of the principal amount to be prepaid. For every $1,000 in principal amount of the subordinated notes, the investors, including the Reporting Persons, received a warrant to purchase 25 shares of the Issuer’s common stock at an exercise price of $12.28 per share. The warrants are not be exercisable until November 24, 2010, and the warrants expire on May 28, 2015.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 to the Schedule 13D is hereby amended by the following:

(a) - (b) The following table sets forth for each of the Reporting Persons (i) the number of shares of Common Stock beneficially owned by such Reporting Person as of the close of business on June 1, 2010, and (ii) the percentage of the outstanding Common Stock that such number represents. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power as well as any shares that such person has the right to acquire within 60 days of the applicable date, including through the exercise of warrants or other rights or the conversion of another security. Except as otherwise indicated, the Reporting Persons believe that the beneficial owners of Common Stock listed below have sole investment and voting power with respect to the shares described below. The applicable percentage ownership for each person listed below is based upon the sum of (i) 11,076,197 shares of Common Stock outstanding as of May 6, 2010 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ending March 31, 2010, filed with the SEC on May 12, 2010, (ii) 7,200,000 shares of Common Stock issued upon the exchange of the Issuer’s Series A Preferred Stock on May 13, 2010, and (iii) the shares of Common Stock subject to FIC Warrants and the Series C Preferred Stock beneficially owned by the appropriate Reporting Person.

	Common Shares Beneficially Owned
Reporting Person	Common Shares		FIC Warrants		Series C Preferred Stock Conversion Shares		Total	Percent	Warrants issued on May 28, 2010
Harrison I. Steans	1,036,588	(1)	500,000	(2)	310,667	(3)	1,847,255	9.7%	67,100	(3)(4)
Jennifer W. Steans	354,548	(5)	500,000	(2)	282,489	(6)	1,137,037	6.0%	24,850	(4)(7)

(1)	Includes: (i) 4,888 restricted shares of Common Stock beneficially owned by Mr. Steans individually; and (ii) 754,200 shares of Common Stock beneficially owned by Mr. Steans as trustee of the Harrison I. Steans Self-Declaration of Revocable Trust, which such shares were received pursuant to the May 13, 2010 exchange of 251,400 shares of Series A Preferred Stock at an exchange rate of three shares of Common Stock per each share of Series A Preferred Stock as discussed in Items 3 and 4 herein.
(2)	Comprised of 500,000 shares of Common Stock issuable upon exercise of the FIC Warrant at an exercise price of $20.00 per share over which such person may be deemed to share investment and/or voting power. The FIC Warrant was issued pursuant to the management services agreement described in Item 4 in the Schedule 13D in exchange for services provided pursuant thereto. The Reporting Persons have shared investment and voting power with respect to these shares
(3)	As trustee of the Harrison I. Steans Self-Declaration of Revocable Trust.
(4)	The warrants were issued on May 28, 2010, as described in Item 4, and are not exercisable until November 24, 2010. The shares of Common Stock issuable pursuant to these warrants are not included in the total number of shares of Common Stock beneficially owned.
(5)	Includes: (i) 6,000 shares of Common Stock beneficially owned by James Kastenholz (the spouse of Ms. Steans) as a trustee of the Jennifer Steans 1999 Descendants Trust; (ii) 130,000 shares of Common Stock beneficially owned by Ms. Steans as a trustee of the Jennifer W. Steans 2000 Trust; (iii) 30,000 shares of Common Stock beneficially owned by Mr. Kastenholz as trustee of the James P. Kastenholz 2000 Trust; (iv) 101,160 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners; (v) 7,500 shares of Common Stock beneficially owned by the Nicholas J. Kastenholz Minor’s Trust (the son of Ms. Steans); (vi) 4,888 restricted shares of Common Stock beneficially owned by Ms. Steans individually; and (vii) 75,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares. All or a portion of the shares of Common Stock described in clauses (i), (ii), (iii), and (iv) hereof were received pursuant to the May 13, 2010 exchange of 2,000, 30,000, 10,000, and 33,720 shares of Series A Preferred Stock, respectively, at an exchange rate of three shares of Common Stock per each share of Series A Preferred Stock as discussed in Items 3 and 4 herein. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv), (v) and (vii) hereof.
(6)	Includes: (i) 21,905 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Mr. Kastenholz as a trustee of the Jennifer Steans 1999 Descendants Trust; (ii) 22,903 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Steans as a trustee of the Jennifer W. Steans 2000 Trust; (iii) 7,634 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Mr. Kastenholz as trustee of the James P. Kastenholz 2000 Trust; (iv) 8,143 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by the Nicholas J. Kastenholz Minor’s Trust; (v) 181,188 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by PCB Limited Partnership; and (vi) 40,716 shares of Common Stock issuable pursuant to Series C Preferred Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv), (v) and (vi) hereof.
(7)	Includes: (i) 475 shares of Common Stock issuable pursuant to warrants beneficially owned by Mr. Kastenholz as a trustee of the Jennifer Steans 1999 Descendants Trust; (ii) 7,025 shares of Common Stock issuable pursuant to warrants owned by Ms. Steans as a trustee of the Jennifer W. Steans 2000 Trust; (iii) 2,350 shares of Common Stock issuable pursuant to warrants beneficially owned by Mr. Kastenholz as trustee of the James P. Kastenholz 2000 Trust; (iv) 2,500 shares of Common Stock issuable pursuant to warrants beneficially owned by the Nicholas J. Kastenholz Minor’s Trust; and (vi) 12,500 shares of Common Stock issuable pursuant to warrants held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clause (i), (iii), (iv) and (vi) hereof.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person. If, however, the Reporting Persons were considered to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act, each Reporting Person would be considered to be the beneficial owner of an aggregate of 2,484,292 shares of Common Stock, or approximately 12.8% of the Common Stock outstanding.

Certain adults who are related to, but do not live with, the Reporting Persons and affiliated entities of such persons, as well as certain employees of FIC and affiliated entities of such persons beneficially own shares of Common Stock and securities which are convertible into shares of Common Stock or otherwise can be exercised into Common Stock. Neither of the Reporting Persons has or shares voting or investment control over any of such persons or any of such entities or has any agreements with any of such persons or any of such entities with respect thereto, and each of the Reporting Persons disclaims beneficial ownership of such shares.

(c) On May 13, 2010, the Reporting Persons acquired beneficial ownership of additional shares of Common Stock by tendering their shares of Series A Preferred Stock for exchange and on May 28, 2010, acquired beneficial ownership of Series C Preferred Stock and additional warrants, each as described in further detail in Items 3 and 4 herein, which such information is incorporated by reference into this Item 5(c).

(d) Except as described herein, no one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 to the Schedule 13D is hereby amended by supplementing the following:

On May 11, 2010, the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”) with the Issuer and certain other stockholders (collectively, the “Stockholders”), pursuant to which (a) the Stockholders agreed to vote in favor of the adoption of an amendment (the “Proposal”) to the Charter to provide that, in the event less than 800,000 shares of the Series A Preferred Stock remain outstanding and such outstanding shares represent less than 10% of the total combined voting power of all outstanding shares of the Issuer’s capital stock, the Executive Committee of the Issuer shall be re-established on the terms and conditions currently set forth in the Charter, until the earlier of June 30, 2015 and a Sale Transaction (as such term is defined in the Charter), and (b) the Issuer agreed to cause the Proposal to be adopted by the stockholders of the Issuer and the amendment to the Charter to be filed with the Secretary of State of the State of Delaware.

On May 13, 2010, at the Issuer’s annual meeting of stockholders, the Issuer’s stockholders were presented with the Proposal. Pursuant to the Voting Agreement, the Stockholders, including the Reporting Persons, voted in favor of the Proposal and the Proposal was adopted by the Issuer’s stockholders. On May 13, 2010, the Issuer filed an amendment to the Charter with the Secretary of State of the State of Delaware. Thus, although by its terms the Voting Agreement remains in effect until the earlier of (i) the written agreement of the parties, (ii) June 30, 2010, or (iii) a Sale Transaction, all parties to the Voting Agreement have satisfied their current obligations thereunder.

On May 21, 2010, the Reporting Persons entered into a Securities Purchase Agreement with the Issuer providing for the transactions described in Item 4. In connection with the issuance of the Series C Preferred Stock and the warrants, on May 28, 2010, the Issuer and certain investors, including the Reporting Persons, entered into a registration rights agreement pursuant to which the Issuer agreed to prepare and file with the SEC a registration statement covering the resale of, and to provide the holders of Series C Preferred Stock with certain demand and “piggyback” registration rights with respect to, shares of the Issuer’s common stock owned by them or their affiliates and shares of the Issuer’s common stock issued or issuable upon the conversion or exercise of their Series C Preferred Stock and their detachable warrants to purchase shares of the Issuer’s common stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: June 3, 2010

By:	/S/ HARRISON I. STEANS
Name:	Harrison I. Steans

By:	/S/ JENNIFER W. STEANS
Name:	Jennifer W. Steans

EXHIBIT INDEX

Number	Description

1.	Voting Agreement among the Issuer and the Stockholders (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 12, 2010).

2.	Securities Purchase Agreement, dated May 21, 2010, by and among the Issuer and certain investors, including the Reporting Persons (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 25, 2010).

3.	Registration Rights Agreement, dated May 28, 2010 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 25, 2010).

4.	Investment Agreement, dated May 21, 2010 (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 25, 2010).

5.	Assignment, dated May 27, 2010 (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 2, 2010).

6.	Form of Note issued by Issuer to certain investors, including the Reporting Persons (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 2, 2010).

7.	Form of Warrant issued by Issuer to certain investors, including the Reporting Persons (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 2, 2010).

8.	Joint Filing Agreement dated as of December 10, 2009 (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on December 10, 2009).